82-34719

[redacted]ess Release from Securitas AB

07026476

July 26, 2007

SUPPL

Securitas intends to exit Loomis Cash Management (LCM) in the UK

Securitas AB, HSBC Bank plc and Barclays Bank plc have signed a Heads of Terms agreement regarding the intention of Securitas' cash handling division Loomis to exit the LCM cash handling services that it provides to the two banks in the United Kingdom. The Heads of Terms contemplate that the exit will occur during the fourth quarter of 2007.

LCM is a company jointly owned by Loomis (with 75 percent) and HSBC and Barclays (each with 12.5 percent), and has 2,300 employees.

LCM was created in 2001 when Barclays and HSBC outsourced their handling of physical and cash (notes and coins) in the UK. LCM took over 28 cash centres distributed throughout the UK from the two banks and from Securitas. LCM also had transferred over to it all the two banks employees involved with the handling as well as existing work procedures and reconciliation methodologies. During the period 2002-2004, the banks' 28 cash centres were consolidated and reduced in number to 17. New work streams and work methods were developed and implemented and the efficiency of the operations was improved, e.g. a new IT system was implemented.

PROCESSED
SEP 2 1 2007
THOMSON FINANCIAL

Securitas and the banks have agreed that the intention is for Loomis to transfer the part of the business relating to management of cash for HSBC and Barclays back to those banks. The Heads of Terms contemplate that the transfer will take place during the fourth quarter of 2007, that the LCM business will continue unchanged until the exit date, and that the transfer will be completed without any interruption of services to customers.

Loomis and Securitas continue their ongoing internal investigation into the historic variances and additional stock takes are planned before the exit. The final results of these stock takes will be known during the second half of 2007.

Please see next page

Securitas AB
P.O. Box 12307 S-102 28 Stockholm Sweden
Tel +46 8 657 74 00 Fax +46 8 657 70 72
Visiting address Lindhagensplan 70

9/17

Including the retained business from LCM, Loomis UK will have annual sales of MGBP 125 with some 2,500 employees in 32 locations throughout the UK. It will continue to focus on Cash Transport and Cash Processing as one of the market leaders in cash handling services in the UK. The Loomis Cash Handling Services Group will after the transaction have annual sales of nearly 11 billion SEK with some 20,000 employees in eleven countries in Europe and in the USA.

This press release is also available at: www.securitas.com

Information:

Gisela Lindstrand, Senior Vice President Corporate Communications and Public Affairs, Securitas AB, phone +46 70 287 8662
Thomas Backteman, Communications Director, Loomis AB, phone +46 709 711266

82-34719

SECURITAS

Press Release from Securitas AB

July 25, 2007

Securitas AB to publish Interim Report on Tuesday, August 7, 2007

Securitas AB will publish its January-June 2007 report on Tuesday, August 7 at 8.00 a.m. (CET). The press release will be available at the company's website www.securitas.com immediately after publishing.

Agenda (AM, CET)

8.00 Report release
The report will be sent as a press release from Cision (www.cision.se) and will automatically be published on www.securitas.com when released.

9.00 Presentation slides
Presentation slides will be available at www.securitas.com.

9.30 Information meeting
Securitas CEO Alf Göransson to present the report and answer questions. The Securitas strategy for the coming years will also be presented in conjunction with the meeting. Venue: Securitas , Lindhagensplan 70, SE-102 28 Stockholm, Sweden.

To follow the information meeting via telephone (and participate in Q&A session), please register via the link
https://eventreg2.conferencing.com/inv/reg.html?Acc=123598&Conf=179021
and follow instructions or call +44 (0)20 7162 0125.

To follow the live web cast of the information meeting, please visit www.securitas.com.

Recorded versions
A recorded version of the web cast will be available on Securitas' website after the information meeting and a telephone-recorded version of the information meeting will be available until September 4 on: +44 (0)20 7031 4064 and +46 (0)8 505 203 33, access code: 760517.

Subscribe to press releases
To receive future reports and press releases from Securitas, please visit www.securitas.com and subscribe under "Subscribe and order".

For further information, please contact:
Micaela Sjökvist, Investor Relations Manager
Phone: +46 (0)8 657 7443. Mobile: +46 (0) 76 116 7443
Gisela Lindstrand, Senior Vice President Corporate Communications and Public Affairs
Phone: Mobile: +46 (0)70 287 86 62

Securitas AB

P.O. Box 12307 S-102 28 Stockholm Sweden
Tel +46 8 657 74 00 Fax +46 8 657 70 72
Visiting address Lindhagensplan 70

82-34719

SECURITAS

Press Release from Securitas AB

6 August 2007

Loomis acquires Brinks' cash handling operations in Great Britain

Loomis AB, which is Securitas' cash handling services division, has through its subsidiary Loomis UK Limited acquired Brinks' cash handling operations in Great Britain. Purchase price is approximately MSEK 15 (MGBP 1.1).

The Brinks' cash handling operations in Great Britain consists of 350 employees, whereof 260 in England and 90 in Scotland. The operation has annual sales of approximately MSEK 180 (MGBP 13) and comprises of cash transportation and ATM services.

The acquisition will be consolidated in Loomis as of 6 August 2007.

This press release is also available at: www.securitas.com

Information:
Gisela Lindstrand, Senior Vice President Corporate Communications and Public Affairs, Securitas AB, phone +46 8 657 7332 or +46 70 287 8662
Thomas Backteman, Communications Manager, Loomis AB, phone +46 70 971 1266

Securitas AB
P.O. Box 12307 S-102 28 Stockholm Sweden
Tel +46 8 657 74 00 Fax +46 8 657 70 72
Visiting address Lindhagensplan 70

SALANS

ATTORNEYS AT LAW

Suite 500, 800 Connecticut Avenue, N.W., Washington, D.C. 20006, USA

Tel +1 (202) 331 2994 Fax +1 (202) 331-3101

Pierre J. Lorieau *Associate*
Direct Dial (212) 632-5536
Direct Fax (212) 307-3350
plorieau@salans.com

File No. 82-34719

August 15, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, N.W.
Washington, D.C. 20549-0302

Re: Securitas AB (the "Company") -- Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-34719)-Press Release

Ladies and Gentlemen:

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the information and document furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned at (212) 632-5536. Please have the enclosed copy of this letter date stamped and returned in the enclosed envelope.

Best regards,

Pierre J. Lorieau

Enclosure

cc: Bengt Gustafson
Robert K Smits, Esq.

82-34719

RECEIVED
2007 SEP 17 P 1:27

SECURITAS

Securitas AB

Interim Report
January – June 2007

- *Total sales amounted to MSEK 30,800 (29,973)*
- *Income before taxes amounted to MSEK 1,097 (913)*
- *Net income after tax amounted to MSEK 465 (629)*
- *Earnings per share amounted to SEK 1.27 (1.72)*

MSEK	Q2 2007	Q2 2006	*Total change %*	H1 2007	H1 2006	*Total change %*
Sales	**15,583**	**15,026**	*4*	**30,800**	**29,973**	*3*
Organic sales growth, %	*4*	*6*		*5*	*6*	
Operating income before amortization	**783**	**829**	*-6*	**1,606**	**1,638**	*-2*
Operating margin, %	*5.0*	*5.5*		*5.2*	*5.5*	
Real change, %	*-3*	*4*		*2*	*1*	
Income before taxes and items affecting comparability	**622**	**647**	*-4*	**1,292**	**1,312**	*-2*
Real change, %	*-2*	*0*		*2*	*-3*	
Income before taxes	**403**	**258**	*56*	**1,097**	**913**	*20*
Real change, %	*61*	*-59*		*26*	*-33*	
Net income for the period, continuing operations	**-53**	**178**	-	**465**	**629**	*-26*
Earnings per share, before items affecting comparability, continuing operations (SEK)	1.12	1.53	*-27*	2.50	2.78	*-10*
Earnings per share, continuing operations (SEK)	-0.14	0.48	-	1.27	1.72	*-26*

Comments from the President and CEO, Alf Göransson

" In the USA, guarding operation margins are continuing to improve compared to the first half year last year, and Security Services Europe has improved its market position thanks to a high organic sales growth. Mobile and Monitoring continues to invest in sales resources in order to speed up the organic sales growth and expand its business geographically.

Securitas strategy for the future is now set. The three key elements in the strategy are a higher degree of specialization in the services provided to the customers driven by more customer segmentation, expansion of the Mobile and Monitoring concept and increased international presence.

Our financial objectives going forward will be an annual average increase in Earnings Per Share (EPS) of 10 percent and the financial stability target will be a free cash flow in relation to net debt of a minimum of 0.20.

Securitas, HSBC and Barclays have signed a Heads of Terms agreement regarding the intention of Securitas cash handling division Loomis to exit Loomis Cash Management (LCM) in the United Kingdom during the fourth quarter of 2007.

The first half year operating result has been burdened by the difficulties in the Loomis UK cash management operation. In addition, it has also come to the attention of management that for some time LCM has been making declarations that did not comply with the Note Circulation Rules in the United Kingdom. Loomis has made a provision of MSEK 206. This is an estimate and the value will be finally determined during the second half of 2007. "

For further information, please contact:

Alf Göransson, President and CEO, +46 8 657 7400
Gisela Lindstrand, Senior Vice President Corporate Communications and Public Affairs, +46 8 657 7332
Micaela Sjökvist, Investor Relations Manager, +46 8 657 7443

Information meeting

An information meeting will be held on August 7, 2007, 9.30 CET.
The information meeting will take place at Securitas' head office, Lindhagensplan 70, Stockholm.

To follow the presentation via telephone (and participate in the Q&A session), please register in advance via the link https://eventreg2.conferencing.com/inv/reg.html?Acc=123598&Conf=179021 and follow the instructions or call +44 (0)20 7162 0125.

The meeting is also webcasted at www.securitas.com

For a recorded version of the information meeting please dial +44 (0)20 7031 4064 and +46 (0)8 505 203 33, access code: 760517.

SECURITAS STRATEGY FOR THE FUTURE

The three key elements in Securitas future strategy are a higher degree of specialization, expansion of the Mobile and Monitoring concept and an increased international presence.

The management's belief is that continued specialization, rather than diversification, will improve margins, growth, customer value and the quality of the security services provided.

The first steps have already been taken in 2006 by the listing of Securitas Systems AB and Securitas Direct AB. The Mobile and Monitoring activities, focusing on small and mid-sized customers, are as of January 1, 2007 fully operating as separate divisions, thus improving the focus on this segment which is expected to result in accelerated growth. The cash handling activity, Loomis, is planned to be listed in 2008.

Security Services in Europe and North America have decided to step by step move from a geographically market driven organization to a gradually more customer segment driven organization. The strong functional line of command and the culture of decentralized profitability responsibility will remain even if branch offices, where market penetration allows and justifies it, will be specialized by customer segments. Evidence of that specialization results in improved margins and higher growth is already documented in a number of countries in Europe.

The pace and degree of specialization will vary from country to country, however in all markets Securitas will in addition to the segmentation strategy also increase investments in and focus on competence, differentiation, security tools and solutions and web based support systems.

In Mobile and Alert Services the prime focus will be on growth by acquisitions and investments in the sales force. The investment in New Markets will continue, with acquisitions primarily in Latin America, India and China as the first step in building a larger global footprint supporting global contracts with major customers.

The result of the strategy is expected to level out the long term trend of declining gross margins, and as sophistication levels develop also gradually improve operating margins. It is also expected that improved quality in services will provide customers with added values and thus allowing Securitas to improve employee conditions, resulting in improved guard status and lower employee turnover.

Securitas will continue to use the established financial framework for measuring financial performance. Externally the focus will be on the development of two financial objectives, being

- A financial performance target – an annual average increase in Earnings Per Share (EPS) of 10 percent.
- A financial stability target – the free cash flow in relation to net debt of a minimum of 0.20.

DEVELOPMENT IN THE GROUP

Sales and Income for the Group April – June 2007

Sales amounted to MSEK 15,583 (15,026). Organic sales growth was 4 percent (6). Focus on "profitability first – volume second" in the US guarding operation has slowed down the organic sales growth rate. In Loomis, the organic sales growth has been burdened by the loss of a major contract in Sweden and slow growth in the United Kingdom and the USA.

Operating income before amortization was MSEK 783 (829), which adjusted for changes in exchange rates was a decrease by 3 percent compared to the second quarter 2006. The main reason for the decrease is related to Loomis and primarily explained by the LCM difficulties. LCM explains MSEK -55 of the MSEK -68 that Loomis is behind previous year second quarter operating income.

The operating margin was 5.0 percent (5.5).

Revaluation of financial instruments amounted to MSEK 4 (-8).

Financial income and expense amounted to MSEK -138 (-151).

Income before taxes of MSEK 403 (258) was impacted negatively by MSEK 13 related to Loomis re-branding costs. The second quarter has been burdened by a provision of MSEK 206 due to that LCM for some time has been making declarations that did not comply with the Note Circulation Rules in the United Kingdom. This is an estimate and the value will be finally determined during the second half 2007. Last year items affecting comparability amounted to MSEK -389 and consisted of Welo in Germany and costs related to the listings of Securitas Systems AB and Securitas Direct AB.

The Group's tax rate was 113.0 percent (31.1). Adjusted for tax on items affecting comparability the tax rate was 34.4 percent. The tax on these items includes a write down of a deferred tax asset concerning the uncertainty of use of tax losses due to the exit of the LCM business in the UK. The underlying tax rate was 25.2 percent adjusted for a revaluation charge of deferred tax assets regarding tax losses due to German and Danish tax reforms. The tax rate of 31.1 percent in 2006 includes tax effects from items affecting comparability of approximately 5 percentage points.

The net income was MSEK -53 (178). Earnings per share was SEK -0.14 (0.48).

Earnings per share before items affecting comparability was SEK 1.12 (1.53).

Impact from items affecting comparability

MSEK	Q2 2007	Q2 2006	H1 2007	H1 2006	FY 2006
Income before taxes and items affecting comparability	**622**	**647**	**1,292**	**1,312**	**2,943**
Security Services related items					
Globe/FAA	-	-	50	-	-69
Other items	-	-	-	-	-264
Loomis related items					
Write-down of Welo receivable	-	-373	-	-373	-373
LCM provision for variances	-	-	-	-	-824
LCM provision for NCS declarations	-206	-	-206	-	-
Re-branding	-13	-	-39	-	-
Other items	-	-	-	-	-314
Group (Other) related items	-	-16	-	-26	-216
Total impact	**-219**	**-389**	**-195**	**-399**	**-2,060**
Income before taxes	**403**	**258**	**1,097**	**913**	**883**

Sales and Income for the Group January – June 2007

Sales amounted to MSEK 30,800 (29,973). Organic sales growth was 5 percent (6), and the slow down compared to last year is explained by the same reasons as the decrease during the second quarter.

Operating income before amortization was MSEK 1,606 (1,638), which adjusted for changes in exchange rates was an increase by 2 percent compared to the first half 2006. LCM explains MSEK -76 of the MSEK -100 that Loomis is behind previous year first half year operating income.

The operating margin was 5.2 percent (5.5).

Revaluation of financial instruments amounted to MSEK 3 (-10).

Financial income and expense amounted to MSEK -266 (-270).

Income before taxes of MSEK 1,097 (913) was positively impacted by MSEK 50 related to the settlement of the Globe/Federal Aviation Administration dispute in the USA and negatively impacted by MSEK 39 related to Loomis re-branding costs and by a provision of MSEK 206 due to that LCM for some time has been making declarations that did not comply with the Note Circulation Rules in the United Kingdom.

The Group's tax rate was 57.6 percent (31.1). Adjusted for tax on items affecting comparability the tax rate was 29.4 percent. The tax on these items includes a write down of a deferred tax asset concerning the uncertainty of use of tax losses due to the exit of the LCM cash management business in the UK. The underlying tax rate was 25.0 percent adjusted for a revaluation charge of deferred tax assets regarding tax losses due to German and Danish tax reforms. The tax rate of 31.1 percent in 2006 includes tax effects from items affecting comparability of approximately 5 percentage points.

The net income was MSEK 465 (629). Earnings per share was SEK 1.27 (1.72).

Earnings per share before items affecting comparability was SEK 2.50 (2.78).

Security Services North America

	April – June		January – June		January – December
MSEK	2007	2006	2007	2006	2006
Total sales	5,232	5,360	10,466	10,897	21,736
Organic sales growth, %	3	7	4	6	5
Operating income before amortization	265	268	525	528	1,088
Operating margin, %	5.1	5.0	5.0	4.8	5.0
Real change, %	5	-	8	-	-

Security Services North America provides specialized guarding services in the three countries of the North American continent: Canada, USA and Mexico. The division consists of one organization for National and Global Accounts: 10 geographical regions and three specialty regions (Automotive, Government Services and Energy) in the USA; plus Canada, Mexico and Pinkerton Consulting & Investigations. All in all, there are about 100 areas, over 600 branch offices and more than 100,000 employees.

Security Services North America has service offering in all segments in nearly every industry.

April – June 2007

The organic sales growth was 3 percent in the second quarter. The continuous focus on profitability, rather than volume, explains that the growth is lower than during the second quarter 2006.

The operating margin was 5.1 percent, which is a slight improvement from the second quarter last year. The operating margin in new sales is improving compared to the opening customer portfolio. During the second quarter, there has been a settlement regarding a four year old labour case, in Pinkerton Consulting & Investigations, which has affected the operating margin negatively. The settlement amounts to MSEK -12.

January – June 2007

The organic sales growth was 4 percent in the first half 2007, compared to 6 percent for the same period last year.

The operating margin was 5.0 percent. The improvement in operating margin is primarily driven by improved gross margin in the US guarding operations, in line with the strategy.

Client retention rate remained over 90 percent. The employee turnover increased with about 3 percent to 72 percent compared to last year, due to the continuation of the labour market improving in the USA.

Security Services Europe

MSEK	April – June 2007	April – June 2006	January – June 2007	January – June 2006	January – December 2006
Total sales	6,275	5,696	12,265	11,139	22,786
Organic sales growth, %	7	7	8	6	7
Operating income before amortization	317	292	647	597	1,316
Operating margin, %	5.1	5.1	5.3	5.4	5.8
Real change, %	9	-	10	-	-

As of January 1, 2007 the Securitas European guarding operation consists of Services Europe, providing specialized guarding operations for larger customers and Aviation, providing airport security. Services Europe, the large-customer operations, provides specialized guarding services for medium-sized and large companies in 20 countries across Europe. The organization is divided into 738 branches with a total of approximately 90,000 employees.

April – June 2007

The organic sales growth was 7 percent in the second quarter and the trend from previous periods with strong new sales continues.

The operating margin was 5.1 percent, which is unchanged compared to the second quarter 2006. Operating income showed a real change of 9 percent in the second quarter.

January – June 2007

The organic sales growth was 8 percent in the first half 2007, which is a positive development compared with 6 percent for the same period last year. Strong organic sales growth was seen in markets such as Norway, Denmark, Spain, Belgium and the Netherlands, while the German market continued to be difficult.

Aviation security is continuing to show double digit organic sales growth, mainly supported by the Arlanda and Bromma contract in Sweden that started in February 2007 with a total contract value of approximately MSEK 1,000 over five years.

The operating margin was 5.3 percent in the first half 2007, compared to 5.4 percent in the first half of last year. Adjusted for the impact of last year's repayment of pension premiums from FORA AB in Sweden amounting to MSEK 12, the margin remains flat. Operating income showed a real change of 10 percent in the period.

There is continued pressure on the price level within Security Services Europe. The employee turnover was 37 percent, compared to 36 percent last year.

Mobile and Monitoring

MSEK	April – June 2007	April – June 2006	January – June 2007	January – June 2006	January – December 2006
Total sales	**1,198**	**1,094**	**2,341**	**2,159**	**4,419**
Organic sales growth, %	*7*	*3*	*7*	*3*	*4*
Operating income before amortization	**131**	**138**	**263**	**268**	**597**
Operating margin, %	*10.9*	*12.6*	*11.2*	*12.4*	*13.5*
Real change, %	*-4*	-	*-1*	-	-

Mobile provides mobile security services for small and medium-sized businesses. Services range from beat patrol, call-out services, and city patrol to key-holding services. The average contract value is around EUR 300 per month. The fundamental customer base consists of firms that cannot have or do not need a full-time security service. Mobile is operating in 11 countries across Europe and has 8,700 employees in 34 regions and 274 branch offices.

Monitoring provides electronic alarm surveillance, and operates under the brand name of Alert Services. Its core business is to provide independent alarm, security and safety monitoring services for both homes and businesses. Alert Services is operating in eight countries across Europe and has 750 employees.

April – June 2007

The organic sales growth was 7 percent in the second quarter, which is 4 percentage points higher than in the second quarter 2006. Mobile has a clear focus on building a stronger and larger sales force in order to drive new sales and organic sales growth.

The operating margin was 10.9 percent (12.6) and has been impacted by the costs for the build up of the sales organization and start up of new mobile routes.

January – June 2007

The organic sales growth was 7 percent for the first half 2007, compared to 3 percent for the same period last year, contributed by the Mobile growth strategy including the expansion of the sales organization.

The operating margin was 11.2 percent, compared to 12.4 percent 2006, and has been impacted by the costs for investments in sales and marketing.

Loomis

MSEK	April – June 2007	April – June 2006	January – June 2007	January – June 2006	January – December 2006
Total sales	**2,790**	**2,852**	**5,592**	**5,725**	**11,474**
Organic sales growth, %	*0*	*6*	*1*	*6*	*5*
Operating income before amortization	**135**	**203**	**283**	**383**	**838**
Operating margin, %	*4.8*	*7.1*	*5.1*	*6.7*	*7.3*
Real change, %	*-31*	-	*-23*	-	-

Loomis offers a complete range of integrated cash handling solutions and has a strong market position in the USA and in western Europe. Services are primarily targeted on central banks, commercial banks, retail chains and shops. Loomis provides customers with a secure and efficient service for cash handling.

Services are divided into three areas: Cash transport, Cash handling and Technical services.

Loomis is a separate legal entity within the Securitas Group.

Late 2006 the division started its re-branding from Securitas Cash Handling Services to Loomis, which is the brand name for all operations in Europe and in the USA.

Securitas plans to list Loomis on the OMX Nordic Exchange. Due to the development in the UK cash handling operation, Loomis Cash Management (LCM), the listing is planned to take place during 2008 as previously announced.

April – June 2007

The organic sales growth was 0 percent, compared to 6 percent in the second quarter 2006.

The operating margin was 4.8 percent, which is 2.3 percentage points lower than in the second quarter 2006. LCM explains MSEK -55 of the MSEK -68 that Loomis is behind previous year second quarter operating income.

January – June 2007

The organic sales growth was 1 percent for the first half year 2007, compared to 6 percent the same period 2006. The decrease is mainly explained by lower organic sales growth rates in the USA and the United Kingdom. In Sweden the volumes are reduced due to the loss of the Swedbank contract in the first quarter 2007.

The operating margin was 5.1 percent the first half 2007, compared to 6.7 percent for the first half year 2006. The reduced operating margin is a consequence of losses in the Danish cash handling operation, difficulties to compensate cost increases in various countries and higher cost of risk in the United Kingdom. The problems in LCM in the United Kingdom are affecting the operating margin for the period and LCM explains MSEK -76 of the MSEK -100 that Loomis is behind previous year first half year operating income. Measures are taken and action plans are implemented in order to turn the negative trend in margins.

CASH FLOW

April – June 2007

Operating income before amortization amounted to MSEK 783 (829). Net investments in fixed assets after depreciation amounted to MSEK 41 (-41).

Changes in accounts receivable amounted to MSEK -337 (-165). Changes in other operating capital employed amounted to MSEK 333 (128).

Cash flow from operating activities amounted to MSEK 820 (751), equivalent to 105 percent (90) of operating income before amortization. The cash flow from operating activities has been impacted positively by MSEK 181 from the ongoing liquidation of Securitas Employee Convertible 2002 Holding S.A.

Free cash flow was MSEK 376 (357), equivalent to 73 percent (68) of adjusted income.

Cash flow from investing activities, acquisitions was MSEK -117 (-203).

Cash flow from items affecting comparability was MSEK -43 (0).

Cash flow from financing activities was MSEK -496 (-1,421).

Cash flow for the period was MSEK -280 (-1,267).

January – June 2007

Operating income before amortization amounted to MSEK 1,606 (1,638). Net investments in fixed assets after depreciation amounted to MSEK 24 (-16).

Changes in accounts receivable amounted to MSEK -473 (-353). Changes in other operating capital employed amounted to MSEK 89 (-570). In 2006 changes in other capital employed was negatively affected by payroll related timing differences of MSEK 100 in the USA and an insurance related self retention payment of MSEK 120 related to Loomis in the United Kingdom.

Cash flow from operating activities amounted to MSEK 1,246 (699), equivalent to 78 percent (43) of operating income before amortization. The cash flow from operating activities has been impacted positively by MSEK 181 from the ongoing liquidation of Securitas Employee Convertible 2002 Holding S.A.

Free cash flow was MSEK 581 (101), equivalent to 55 percent (10) of adjusted income.

Cash flow from investing activities, acquisitions was MSEK -262 (-242).

Cash flow from items affecting comparability was MSEK -28 (0).

Cash flow from financing activities was MSEK 1,543 (-573).

Cash flow for the period was MSEK 1,834 (-714).

CAPITAL EMPLOYED AND FINANCING

As of June 30, 2007

The Group's operating capital employed was MSEK 5,143 (4,669 as of December 31, 2006) corresponding to 8 percent of sales (8 as of December 31, 2006) adjusted for full year sales of acquired units.

Acquisitions have increased operating capital employed by MSEK 63 during the first half 2007.

Acquisitions increased consolidated goodwill by MSEK 59. Adjusted for positive translation differences of MSEK 138 total goodwill for the Group amounted to MSEK 14,229 (14,032 as of December 31, 2006).

Acquisitions increased acquisition related intangible fixed assets by MSEK 139 during the first half 2007. After amortization of MSEK -52, reclassifications of MSEK -22 and positive translation differences of MSEK 11, acquisition related intangible fixed assets amounted to MSEK 540 (464 as of December 31, 2006) .

The Group's total capital employed was MSEK 19,912 (19,338 as December 31, 2006). The translation of foreign capital employed to Swedish kronor increased the Group's capital employed by MSEK 193 after considering net investment hedging and MSEK 183 before net investment hedging of MSEK 10.

The return on capital employed was 9 percent (8 as of December 31, 2006).

The Group's net debt amounted to MSEK 10,663 (9,735 as of December 31, 2006). Acquisitions and acquisition related payments during 2007 increased the Group's net debt by MSEK 262, of which purchase price payments accounted for MSEK 279, assumed net debt for MSEK -18 and acquisition related restructuring costs paid for MSEK 1. The Group's net debt increased by MSEK 97 during the first half 2007 due to the translation of net debt in foreign currency to Swedish kronor.

Dividend to the shareholders of MSEK 1,132 (1,278) was paid in April 2007.

The four convertible loans, issued by Securitas AB to Securitas Employee Convertible 2002 Holding S.A. in Luxembourg in May 2002, totalling MEUR 254, were paid back on May 2, 2007. No conversions have taken place.

Securitas AB's 6.125 percent MEUR 500 Euro Bond was during the first quarter 2007 reclassified from Interest bearing long-term liabilitites to Interest bearing current liabilities as it matures in March 2008. Securitas has access to long-term committed funding through its MUSD 1,100 Revolving Credit Facility that matures in 2011 and its MEUR 550 Term Loan Facility maturing in 2010.

The interest cover ratio amounted to 4.4 (4.2). The free cash flow to net debt ratio amounted to 0.21 (0.18).

Interest expense for the period on the convertible debenture loans, that matured on May 2, 2007, amounted to MSEK -30 (-34).

Shareholders' equity amounted to MSEK 9,249 (9,603 as of December 31, 2006). The translation of foreign assets and liabilities to Swedish kronor increased shareholders' equity by MSEK 96 after considering net investment hedging of MSEK 10 and MSEK 86 before net investment hedging. Refer to page 23, Statement of recognized income and expense, for further information.

The total number of outstanding shares amounted to 365,058,897 as of June 30, 2007. The average number of shares after full conversion of the convertible debenture loans, that matured on May 2, 2007, was 373,744,040 for the first half 2007.

ACQUISITIONS

All acquisition calculations are finalized by the latest one year after the acquisition is made.

Acquisitions January – June 2007 (MSEK)

Company	Division [1]	Included from	Annual Sales [2]	Purchase price [3]	Enterprise value [4]	Goodwill	Acq. related intangible fixed assets
Opening balance						14,032	464
KARE, *Turkey* [5]	Security Services Europe	n/a	-	52	54	15	-
Black Star, *Spain* [5]	Security Services Europe	n/a	-	47	47	-	-
Chubb van den Enden, *the Netherlands*	Security Services Europe and Mobile & Monitoring	March 1	56	17	17	-	16
PSI, *Spain* [6]	Security Services Europe	n/a	-	44	44	8	-
Protection Service, *France*	Security Services Europe	April 1	210	18	18	-	19
Seguridad Argentina, *Argentina*	New Markets [8]	May 1	186	25	20	24	34
CPI Security, *Romania*	Security Services Europe	May 1	87	1	2	-	13
Seguridad Burns de Colombia, *Colombia*	New Markets [8]	June 1	72	22	15	7	13
Other acquisitions [7]			144	53	44	5	44
Total acquisitions January – June 2007			-	279	261	59	139
Amortization of acq. related intangible fixed assets						-	-52
Reclassification						-	-22
Translation differences						138	11
Closing balance						14,229	540

1) Refers to division with main responsibility for the acquisition 2) Estimated annual sales 3) Price paid to the seller 4) Purchase price plus acquired net debt 5) Deferred considerations paid in Q1 2007 for KARE and Black Star acquisitions. 6) Deferred consideration paid in Q2 2007 for PSI acquisition 7) Varmlandsvakt (contract portfolio), Royal Säkerhet AB Kristianstad Hundbevakning (contract portfolio), Services Sweden, Rometec Oy (contract portfolio), Services Finland, IDS (contract portfolio), Services Germany; Actir, Services France, Actir (contract portfolio), Alert Services France, Patrol (contract portfolio), Services Switzerland, FS&P NV, Services Belgium, Eureca (contract portfolio), Kuypers (contract portfolio) and Hummel (contract portfolio), Alert Services Netherlands, Ascco and Proguard, Services Uruguay and Securitas Services Northwest, Loomis USA 8) New Markets is included in segment Other.

KARE, Turkey

As announced in the full year report for 2006 Security Services Europe has, through DAK Güvenlik, acquired 100 percent of KARE in Turkey. The company, which has 900 employees, has annual sales of MTRY 15 (MSEK 72) in guarding. The acquisition will strengthen Securitas' presence in Istanbul and Ankara. The total enterprise value of the acquisition is now estimated to MTRY 11 (MSEK 57) which will be partly based on the financial performance of the company during 2007. It is included in Securitas as from December 31, 2006 and, as planned, the first part of the purchase price was paid in January 2007.

Black Star, Spain

Black Star in Spain was acquired in December 2005 and a deferred consideration of MEUR 5 (MSEK 47) was paid as planned during the first quarter 2007. A further MEUR 5 will be paid during the first quarter 2008.

Chubb van den Enden, the Netherlands

In March 2007, Securitas acquired Chubb van den Enden in the Netherlands with total sales of MEUR 6 (MSEK 56), in 2006, with 200 employees. Enterprise value is MEUR 1.8 (MSEK 17) on a net debt free basis. The acquisition has been consolidated in Securitas as of March 1, 2007.

Securitas is already active in the region Noord-Brabant of the Netherlands and by the acquisition Securitas confirms its market leading position in mobile guarding in the Netherlands. Chubb Van den Enden has a good position in the region and provides further growth opportunities in mobile guarding services in the Netherlands.

PSI, Spain

PSI in Spain was acquired in June 2006 and a deferred consideration of MEUR 5 (MSEK 44) was paid as planned during the second quarter 2007. A further MEUR 5 will be paid during the second quarter 2008.

Protection Service, France

In April 2007, Security Services Europe acquired certain asset and customer contracts of Protection Service in France. The company is focused on retail clients and Securitas takes over personnel and customers corresponding to annual sales of MEUR 23 (MSEK 210). With the acquisition, Securitas becomes the leading player in the French private security market for retail customers.

The enterprise value of the acquisition is MEUR 1.9 (MSEK 18). The acquisition is consolidated in Securitas as of April 1, 2007.

Seguridad Argentina, Argentina

In April 2007, Securitas in Argentina entered into an agreement to acquire 100 percent of the shares in Seguridad Argentina. The acquisition has estimated sales in 2007 of approximately MARS 84 (MSEK 186). Total enterprise value is estimated to MARS 28 (MSEK 63).

Seguridad Argentina is one of the four major players in security services in Argentina with 2,500 employees. The contract portfolio includes security services in the major Argentinean airports. Included in the acquisition is also one of a few authorized guard training centers. With this acquisition Securitas will be the leading security services supplier in Argentina with approximately 7,000 employees and annual sales of MSEK 500. The acquisition is consolidated in Securitas as of May1, 2007.

CPI Security, Romania

In April 2007, Security Services Europe agreed to acquire 55 percent of the shares in CPI Security in Romania. The purchase of the remaining 45 percent of the shares is agreed to take place in 2010 and will be based on the financial performance of the company until the year 2009. Total enterprise value is estimated to MSEK 29.

CPI Security is one of the major players on the Romanian security market with wide coverage and a strong customer portfolio mainly within permanent guarding services. The company has estimated annual sales for 2007 of MRON 30 (MSEK 87) and more than 2,000 employees.

Romania entered the European Union on January 1, 2007 which constitutes a good foundation for continued growth and stability. The Romanian economy is developing with a GDP growth of more than 7 percent in 2006 and the Romanian security market is estimated to be worth MSEK 2,500. The acquisition is consolidated in Securitas as of May 1, 2007.

Seguridad Burns de Colombia, Colombia

Following the strategy to expand the Latin American platform, Securitas has acquired 71 percent of the shares in Seguridad Burns de Colombia. The purchase of the remaining 29 percent of the shares is agreed to take place in 2010 and will be based on the financial performance of the company in 2009. Total enterprise value is estimated to MSEK 34. The acquisition is consolidated in Securitas as of June 1, 2007.

Seguridad Burns de Colombia is an important player with a good reputation and history in the Colombian security services market. The company has a quality portfolio and approximately 1,000 employees. Annual sales of the company are about MCOL 21,500 (MSEK 72). Colombia has over the past three years had GDP growth of 5 to 7 percent and an inflation rate of less than 5 percent. The security services market in Colombia is very fragmented. The market is forecasted to grow 10 to 12 percent annually in the short to mid term.

G4S' cash handling operation in France

In line with the strategy to become the leading company in the local markets where Loomis has a presence, Loomis has acquired G4S cash handling operation in France. Through the acquisition Loomis will become the market leader in France. Enterprise value is estimated to approximately MEUR 24 (MSEK 230). The acquisition is consolidated in Loomis as of July 2, 2007.

G4S' cash handling operation in France, with 720 employees, is present in the northern part of the country and in the Paris area. The operation has annual sales of approximately MEUR 46 (MSEK 430). The customers are mostly banks, but they also have a high market share within retail.

OTHER SIGNIFICANT EVENTS

Esabe

The final settlement has been signed by all parties and has been submitted to the relevant Spanish court for its approval. A provision for the settlement amount was established as of December 31, 2006.

Globe/Federal Aviation Administration

This dispute has been settled during the first quarter 2007.

Brazil

In connection with the efforts of Securitas to expand its activities in South America, Securitas entered into an agreement in 2005 with respect to a possible acquisition of a Security guard company in Brazil. In order to support this company, Securitas provided a bank guarantee for the benefit of the subject company. Securitas has fulfilled its obligations under the bank guarantee during the first quarter 2007. A provision for the full amount of the bank guarantee was established as of December 31, 2006.

The subject company has since filed for protection from its creditors under Brazilian legislation providing for a judicial restructuring process. In connection with the commencement of this judicial restructuring process, the Brazilian guard company has asserted a claim against Securitas alleging that Securitas is responsible for the subject company's failure. In addition, a number of employees who claim to be owed wages have named Securitas in addition to other parties in pending labor suits. Securitas management believes that these claims are without merit.

Spain – overtime compensation

All major security companies in Spain have been compensating their employees in respect of overtime work in accordance with a labor agreement covering the period 2005 to 2008. In February 2007, the Spanish Supreme Court ruled that the method of calculating overtime compensation under the existing labour agreement was not in compliance with Spanish law. This ruling did not provide guidance as to how the overtime calculations should be made and as a result the security companies sought guidance from the Supreme Court on this issue. In April 2007, the Supreme Court ruled that it would not provide any further guidance on this issue. As a result, the security companies have filed a petition with a lower court seeking specific guidance as to how such overtime compensation should be calculated. Given the lack of judicial guidance in this area, it is not possible at this time to have a reliable estimate of the amount of additional compensation which will need to be paid. Ongoing discussions are being conducted with the relevant labour unions in an effort to resolve this matter. If this matter is not resolved, the possible exposure could be in the range of MEUR 20 to 30.

Loomis Cash Management Ltd. (LCM)

On July 25, 2007, Securitas, HSBC and Barclays signed a Heads of Terms agreement regarding the intention of Loomis to exit the LCM cash handling services that it provides to the two banks in the United Kingdom. The Heads of Terms contemplate that the exit will occur during the fourth quarter 2007.

Securitas and the banks have agreed that the intention is for Loomis to transfer the part of the business relating to management of cash for HSBC and Barclays back to those banks. The Heads of Terms contemplate, that the LCM business will continue unchanged until the exit date, and that the transfer will be completed without any interruption of services to customers.

Loomis and Securitas continue their ongoing internal investigation into the historic variances and additional stock takes are planned before the exit. No changes in the provision of MGBP 61 (MSEK 824), established as of December 31, 2006, has been deemed justified. The final results of the additional stock takes will be known during the second half 2007.

During Loomis' work to improve its internal controls and cut-off processes in the cash handling services of LCM, it came to the attention of management during the second quarter 2007 that for some time LCM had been making declarations that did not comply with the Note Circulation Rules (NCS Rules) in the United Kingdom. In particular, the value of notes eligible for declaration under the NCS Rules appears to have been overstated. One important consequence is that any overstatement could reduce LCM's financing costs.

Both Securitas AB and the Bank of England have launched investigations into the extent and consequences of declarations made by LCM. KPMG has been retained for its investigation. As required under the NCS Rules, Loomis will pay the costs of this investigation. Securitas AB has also indemnified the Bank

of England against these costs as well as the potential loss of interest and contractual penalties that it is entitled to claim as a direct result of this matter.

The investigations are expected to be completed during the second half 2007, after which time it will be possible to determine Loomis' liability and the total amount of any sums payable as a result.

Securitas AB has made a provision of MGBP 15 (MSEK 206), in respect of monies that it may owe in connection with LCM's membership of the Note Circulation Scheme and the costs of the investigation. This is an estimate and the value will be finally determined during the second half 2007.

LCM will cease to be a member of the Note Circulation Scheme in the United Kingdom once the business has been taken over by Barclays and HSBC, as announced on July 26, 2007.

For further background information regarding items affecting comparability and contingent liabilities refer to the published Annual Report for 2006.

Securitas Employee Convertible series 1-4 2002/2007

The conversion period for the four convertible loans, issued by Securitas to Securitas Employee Convertible 2002 Holding in Luxembourg in May 2002, ended on April 18, 2007. The loans amounted to MEUR 254,497,500 corresponding to 14,555,657 new series B-shares in Securitas AB. No conversion has taken place and the loans were fully paid back on May 2, 2007. Securitas Employee Convertible 2002 Holding is now as planned under liquidation.

New syndicated loan facility

In May, Securitas signed a three year MEUR 550 Multi-Currency Term Loan Facility. The Mandated Lead Arrangers and Bookrunners were BNP Paribas, Citi, The Royal Bank of Scotland and SEB. The Facility will be used for refinancing of expiring committed financing as well as for general corporate purposes. The syndication was oversubscribed having been launched at MEUR 450.

RISKS AND UNCERTAINTIES

Risks in connection with Securitas ongoing operations fall into two main categories, operational risks and financial risks. Operational risks are managed with a decentralized approach in the local operations and the financial risks are managed centrally in the Group's Treasury Centre. In addition to this there are also certain risks connected to the acquisitions made by the Group.

Operational Risks

Operational risks are risks associated with the day to day operations and the services provided to the customers. These risks may arise when services provided do not meet the required standards and result in loss of property, damage to property or bodily injury. Securitas uses a business risk evaluation model to assess these types of operational risks on an ongoing basis. The model is described in the published Annual Report for 2006 on pages 28 and 29.

Another operationally related risk which may impact profitability is the risk that Securitas will not be able to increase prices to the customers in order to compensate fully for the increases in wages and related costs.

Financial Risks

Financial risks arise because the Group has external financing needs and operates in a number of foreign currencies. The risks are mainly:
- Interest rate risk
- Foreign currency risks
- Financing risk
- Credit/Counterparty risk

The management of these risks is described in Note 6 in the published Annual Report for 2006.

Acquisition Risks

The Group has made a significant number of acquisitions over the years and will as part of the strategy continue to acquire security companies. Although the Group has demonstrated in the past the ability to successfully integrate acquired businesses the integration of new companies always carries certain risks. The profitability of the acquired company can be lower than expected or certain costs in connection with the acquisition can be higher than expected.

Items affecting comparability

For the forthcoming six-month period the financial impact of certain items affecting comparability, i.e. the disputes regarding Brazil, Spain and LCM, described in the section Other Significant Events in this report, might vary from the current financial estimates and provisions made by management thereby affecting the profitability of the Group.

The preparation of financial reports requires the Board of Directors and Group Management to make estimates and judgements. Estimates and judgements will impact both the statement of income and the balance sheet as well as disclosures such as contingent liabilities. Actual results may differ from these estimates and judgements under different assumptions and conditions. For further information regarding estimates and judgements refer to Note 4 in the published Annual Report for 2006.

PARENT COMPANY OPERATIONS

The Parent Company of the Group, Securitas AB, conducts no operations. Securitas AB contains Group Management and support functions.

January – June 2007

The Parent Company's income amounted to MSEK 198 (233) and mainly relates to administrative contributions and other income from subsidiaries.

Financial income and expenses amounted to MSEK -66 (1,236). The difference compared to last year is explained by lower intra-group dividend income. Last year included intra-group dividends resulting from the restructuring of the Group that was carried out as part of the listing of Securitas Systems AB and Securitas Direct AB.

The income after financial items amounted to MSEK -21 (1,287).

As of June 30, 2007

The Parent Company's fixed assets amounted to MSEK 51,756 (53,032 as of December 31, 2006) and mainly comprise shares in subsidiaries of MSEK 51,615 (51,581 as of December 31, 2006). Current assets amounted to MSEK 16,645 (13,979 as of December 31, 2006) of which liquid funds amounted to MSEK 2,666 (813 as of December 31, 2006).

Shareholders' equity amounted to MSEK 23,856 (24,954 as of December 31, 2006).

The Parent Company's liabilities amounted to MSEK 44,544 (42,057 as of December 31, 2006), and mainly consists of interest-bearing debt.

For further information refer to the Parent Company's condensed financial statements on page 27.

ACCOUNTING PRINCIPLES

In general

Securitas' consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IAS/IFRS as endorsed by the European Union) issued by the International Accounting Standards Board and interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC).

This interim report has been prepared in accordance with IAS 34 Interim Financial Reporting and RR 31, Consolidated Interim Financial Reporting. The most important accounting principles under IFRS, which is the basis for the preparation of this interim report can be found in Note 2 on pages 74 to 78 in the published Annual Report for 2006. The accounting principles are also available on the Group's website www.securitas.com under the section Financial Information – Accounting Principles.

The Parent Company's financial statements are prepared in accordance with the Swedish Annual Accounts Act and RR 32:06 Reporting by legal entities. The most important accounting principles for the Parent Company can be found in Note 39 on page 104 in the published Annual Report for 2006.

Segment reporting

The Group has changed its segment reporting structure effective January 1, 2007 and the primary segments now comprise:

Security Services North America (previously Security Services USA)

The change of name does not involve any change in respect of what operations the segment includes. Further information regarding the segment is provided on page 6.

Security Services Europe

As of January 1, 2007 Security Services Europe excludes the operations included under the new primary segment Mobile and Monitoring. Further information regarding the segment is provided on page 7.

Mobile and Monitoring

The operations within the primary segment Mobile and Monitoring was previously a part of Security Services Europe. Further information regarding the new segment is provided on page 8.

Other

In addition to the head office and the Group's joint venture Securitas Direct S.A. (Switzerland), the segment now also includes the operations in Latin America. During 2006 the operations in Argentina were included in Security Services Europe. From January 1, 2007 the operations in Argentina as well as the newly acquired operations in Uruguay and Colombia forms part of the segment Other.

Loomis (previously Cash Handling Services)

The change of name does not involve any change in respect of what operations the segment includes. Further information regarding the segment is provided on page 9.

Comparatives have been restated to reflect the change in segment structure.

82-34719

The Board of Directors and the President and CEO certify that the interim report gives a true and fair overview of the Parent Company's and Group's operations, their financial position and results of operations, and describes significant risks and uncertainties facing the Parent Company and other companies in the Group.

Stockholm August 7, 2007

Melker Schörling
Chairman

Gustaf Douglas Vice Chairman	Annika Falkengren Director	Marie Ehrling Director	Carl Douglas Director
Berthold Lindqvist Director	Fredrik Palmstierna Director	Stuart E. Graham Director	Sofia Schörling Högberg Director

Susanne Bergman Israelsson Director Employee representative	Gunnar Larsson Director Employee representative	Björn Drewa Director Employee representative

Alf Göransson
President and Chief Executive Officer, Director

REVIEW REPORT

We have reviewed the interim report for Securitas AB (publ.) for the period January 1 to June 30, 2007. The Board of Directors and the President and CEO are responsible for the preparation and presentation of this interim financial information in accordance with IAS 34 and the Annual Accounts Act. Our responsibility is to express a conclusion on this interim financial information based on our review.

We conducted our review in accordance with the Standard on Review Engagements SÖG 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity issued by FAR. A review consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing in Sweden RS and other generally accepted auditing practices. The procedures performed in a review do not enable us to obtain a level of assurance that would make us aware of all significant matters that might be identified in an audit. Therefore, the conclusion expressed based on a review does not give the same level of assurance as a conclusion expressed based on an audit.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information is not, in all material respects, in accordance with IAS 34 and the Annual Accounts Act.

Stockholm August 7, 2007

PricewaterhouseCoopers AB

Göran Tidström
Authorised Public Accountant
Partner in charge

Lennart Danielsson
Authorised Public Accountant

Income

MSEK	Apr-Jun 2007	Apr-Jun 2006	Jan-Jun 2007	Jan-Jun 2006	Jan-Dec 2006	Jan-Dec 2005
Continuing operations						
Sales	15,303.3	14,801.2	30,285.9	29,605.3	59,552.5	56,801.1
Sales, acquired business	279.3	224.4	514.2	368.2	970.5	1,399.5
Total sales	**15,582.6**	**15,025.6**	**30,800.1**	**29,973.5**	**60,523.0**	**58,200.6**
Organic sales growth, % [1]	*4*	*6*	*5*	*6*	*6*	*4*
Production expenses	-12,737.5	-12,245.0	-25,117.8	-24,389.6	-49,029.8	-46,781.8
Gross income	**2,845.1**	**2,780.6**	**5,682.3**	**5,583.9**	**11,493.2**	**11,418.8**
Selling and administrative expenses	-2,067.3	-1,951.2	-4,085.0	-3,945.5	-7,907.0	-7,892.8
Other operating income [2]	4.9	-	8.8	-	4.9	-
Operating income before amortization	**782.7**	**829.4**	**1,606.1**	**1,638.4**	**3,591.1**	**3,526.0**
Operating margin, %	*5.0*	*5.5*	*5.2*	*5.5*	*5.9*	*6.1*
Amortization of acquisition related intangible fixed assets	-27.4	-23.2	-52.2	-46.8	-93.3	-98.1
Acquisition related restructuring costs	-0.9	-0.1	-0.9	-0.3	-0.4	-1.1
Items affecting comparability	-218.8	-389.0	-195.1	-399.0	-2,060.2	-150.8
Operating income after amortization	**535.6**	**417.1**	**1,357.9**	**1,192.3**	**1,437.2**	**3,276.2**
Financial income and expense	-137.8	-151.0	-266.3	-270.3	-519.8	-483.2
Revaluation of financial instruments [3]	3.6	-8.2	3.3	-10.0	-35.8	36.2
Share in income of associated companies	1.8	0.3	2.2	0.7	1.2	11.8
Income before taxes	**403.2**	**258.2**	**1,097.1**	**912.7**	**882.8**	**2,841.0**
Net margin, %	*2.6*	*1.7*	*3.6*	*3.0*	*1.5*	*4.9*
Current taxes	-129.7	-154.3	-285.6	-319.7	-690.7	-777.5
Deferred taxes	-326.0	74.1	-346.3	36.2	321.4	94.5
Net income for the period, continuing operations	**-52.5**	**178.0**	**465.2**	**629.2**	**513.5**	**2,158.0**
Net income for the period, discontinued operations	-	116.4	-	270.9	338.5	555.7
Net income for the period, all operations	**-52.5**	**294.4**	**465.2**	**900.1**	**852.0**	**2,713.7**
Whereof attributable to:						
Equity holders of the Parent Company	-52.5	292.9	465.2	898.3	850.4	2,712.2
Minority interests	0.0	1.5	0.0	1.8	1.6	1.5
Earnings per share before dilution, continuing operations (SEK)	-0.14	0.48	1.27	1.72	1.41	5.91
Earnings per share before dilution, discontinued operations (SEK)	-	0.32	-	0.74	0.92	1.52
Earnings per share before dilution, all operations (SEK)	-0.14	0.80	1.27	2.46	2.33	7.43
Earnings per share after dilution, continuing operations (SEK)	-0.14	0.48	1.27	1.72	1.41	5.84
Earnings per share after dilution, discontinued operations (SEK)	-	0.31	-	0.72	0.90	1.47
Earnings per share after dilution, all operations (SEK)	-0.14	0.79	1.27	2.44	2.31	7.31

Cash flow

Operating cash flow MSEK	Apr-Jun 2007	Apr-Jun 2006	Jan-Jun 2007	Jan-Jun 2006	Jan-Dec 2006	Jan-Dec 2005
Continuing operations						
Operating activities						
Operating income before amortization	782.7	829.4	1,606.1	1,638.4	3,591.1	3,526.0
Investment in fixed assets	-314.8	-411.7	-690.8	-754.4	-1,511.8	-1,498.0
Reversal of depreciation	355.8	370.4	715.2	738.4	1,477.9	1,509.7
Change in accounts receivable	-336.9	-164.9	-473.6	-353.6	-702.6	-311.8
Changes in other operating capital employed	332.8	127.4	89.1	-569.6	210.5	399.9
Cash flow from operational activities	**819.6**	**750.6**	**1,246.0**	**699.2**	**3,065.1**	**3,627.8**
Cash flow from operational activities, %	*105*	*90*	*78*	*43*	*85*	*103*
Financial income and expenses paid	-129.5	-144.5	-220.0	-259.0	-516.1	-445.3
Current taxes paid	-313.8	-249.0	-445.0	-339.1	-769.0	-796.9
Free cash flow	**376.3**	**357.1**	**581.0**	**101.1**	**1,780.0**	**2,385.6**
Free cash flow, % [4]	*73*	*68*	*55*	*10*	*75*	*105*
Cash flow from investing activities, acquisitions	-117.3	-202.6	-261.8	-242.3	-361.2	-862.5
Cash flow from items affecting comparability	-42.6	-	-28.5	-	-129.3	19.5
Cash flow from financing activities	-496.2	-1,421.9	1,543.3	-572.6	-1,106.3	-3,313.5
Cash flow for the period, continuing operations	**-279.8**	**-1,267.4**	**1,834.0**	**-713.8**	**183.2**	**-1,770.9**
Cash flow for the period, discontinued operations	-	-371.4	-	476.2	-1,251.0	2,026.2
Cash flow for the period, all operations	**-279.8**	**-1,638.8**	**1,834.0**	**-237.6**	**-1,067.8**	**255.3**

Cash flow MSEK	Apr-Jun 2007	Apr-Jun 2006	Jan-Jun 2007	Jan-Jun 2006	Jan-Dec 2006	Jan-Dec 2005
Cash flow from operations, continuing operations	647.6	768.7	1,242.4	855.2	3,162.1	3,896.8
Cash flow from operations, discontinued operations	-	210.7	-	539.1	563.4	965.9
Cash flow from operations, all operations	**647.6**	**979.4**	**1,242.4**	**1,394.3**	**3,725.5**	**4,862.7**
Cash flow from investing activities, continuing operations	-431.2	-614.2	-951.7	-996.4	-1,872.6	-2,354.2
Cash flow from investing activities, discontinued operations	-	-269.6	-	-464.8	-676.4	-1,060.6
Cash flow from investing activities, all operations	**-431.2**	**-883.8**	**-951.7**	**-1,461.2**	**-2,549.0**	**-3,414.8**
Cash flow from financing activities, continuing operations	-496.2	-1,421.9	1,543.3	-572.6	-1,106.3	-3,313.5
Cash flow from financing activities, discontinued operations	-	-312.5	-	401.9	-1,138.0	2,120.9
Cash flow from financing activities, all operations	**-496.2**	**-1,734.4**	**1,543.3**	**-170.7**	**-2,244.3**	**-1,192.6**
Cash flow for the period, continuing operations	**-279.8**	**-1,267.4**	**1,834.0**	**-713.8**	**183.2**	**-1,770.9**
Cash flow for the period, discontinued operations	-	**-371.4**	-	**476.2**	**-1,251.0**	**2,026.2**
Cash flow for the period, all operations	**-279.8**	**-1,638.8**	**1,834.0**	**-237.6**	**-1,067.8**	**255.3**

Notes 1–4 refers to page 23.

Change in net debt MSEK	Apr-Jun 2007	Apr-Jun 2006	Jan-Jun 2007	Jan-Jun 2006	Jan-Dec 2006	Jan-Dec 2005
Opening balance	-9,885.5	-11,961.9	-9,734.6	-11,944.8	-11,944.8	-10,633.1
Effect of change in accounting principle	-	-	-	-	-	-3.8
Opening balance adjusted in accordance with new principle	-9,885.5	-11,961.9	-9,734.6	-11,944.8	-11,944.8	-10,636.9
Cash flow for the period, all operations	-279.8	-1,638.8	1,834.0	-237.6	-1,067.8	255.3
Change in loans, all operations	-635.5	456.7	-2,675.0	-1,107.0	966.6	97.4
Change in net debt before revaluation and translation differences, all operations	-915.3	-1,182.1	-841.0	-1,344.6	-101.2	352.7
Revaluation of financial instruments, all operations [3]	17.6	-5.3	9.3	7.9	-16.2	51.8
Translation differences, all operations	120.4	319.6	-96.5	451.8	695.2	-1,712.4
Impact from dividend of discontinued operations	-	-	-	-	1,632.4	-
Change in net debt, all operations	-777.3	-887.8	-928.2	-884.9	2,210.2	-1,307.9
Closing balance	-10,662.8	-12,829.7	-10,662.8	-12,829.7	-9,734.6	-11,944.8

Capital employed and financing

MSEK	Jun 30, 2007	Mar 31, 2007	Dec 31, 2006	Jun 30, 2006	Mar 31, 2006	Dec 31, 2005
Operating capital employed, continuing operations	5,143.3	5,241.6	4,669.2	6,337.7	6,651.6	5,923.7
Operating capital employed as % of sales, continuing operations [5]	*8*	*8*	*8*	*10*	*11*	*10*
Return on operating capital employed, continuing operations, % [6]	*35*	*32*	*29*	*49*	*54*	*60*
Goodwill, continuing operations	14,228.9	14,423.0	14,031.6	14,544.9	15,195.2	15,317.6
Acquisition related intangible fixed assets, continuing operations	540.0	469.9	464.2	414.3	354.5	359.3
Shares in associated companies, continuing operations	-	178.8	172.7	176.0	179.5	178.6
Capital employed, continuing operations	19,912.2	20,313.3	19,337.7	21,472.9	22,381.0	21,779.2
Return on capital employed, continuing operations % [7]	*9*	*8*	*8*	*14*	*15*	*16*
Capital employed, discontinued operations	-	-	-	4,980.6	4,837.2	4,738.5
Capital employed, all operations	19,912.2	20,313.3	19,337.7	26,453.5	27,218.2	26,517.7
Net debt, all operations	-10,662.8	-9,885.5	-9,734.6	-12,829.7	-11,961.9	-11,944.8
Shareholders' equity, all operations	9,249.4	10,427.8	9,603.1	13,623.8	15,256.3	14,572.9
Net debt equity ratio/multiple, all operations [8]	*1.15*	*0.95*	*1.01*	*0.94*	*0.78*	*0.82*

Balance Sheet

MSEK	Jun 30, 2007	Mar 31, 2007	Dec 31, 2006	Jun 30, 2006	Mar 31, 2006	Dec 31, 2005
ASSETS						
Fixed assets						
Goodwill	14,228.9	14,423.0	14,031.6	16,976.2	17,637.2	17,792.4
Acquisition related intangible fixed assets	540.0	469.9	464.2	677.6	625.6	638.5
Other intangible fixed assets	206.5	204.5	172.7	310.0	315.1	313.3
Tangible fixed assets	4,777.7	4,811.2	4,746.5	6 227.4	5,902.1	5,941.5
Shares in associated companies	-	178.8	172.7	176.0	179.5	178.6
Non-interest bearing financial fixed assets	2,124.0	2,491.6	2,464.3	1,980.9	1,989.7	2,135.6
Interest bearing financial fixed assets	182.2	1,405.2	1,251.8	1,268.3	1,206.1	1,166.8
Total fixed assets	22,059.3	23,984.2	23,303.8	27,596.4	27,855.3	28,166.7
Current assets						
Non-interest bearing current assets	11,758.9	11,298.9	10,500.7	14,149.7	14,556.3	13,974.9
Other interest bearing current assets	1,215.8	87.3	247.3	257.2	114.6	668.5
Liquid funds	3,522.2	3,812.0	1,668.0	3,161.3	4,246.0	3,470.8
Total current assets	16,496.9	15,196.2	12,416.0	17,568.2	18,916.9	18,114.2
TOTAL ASSETS	38,556.2	39,180.4	35,719.6	45,164.6	46,772.2	46,280.9

MSEK	Jun 30, 2007	Mar 31, 2007	Dec 31, 2006	Jun 30, 2006	Mar 31, 2006	Dec 31, 2005
SHAREHOLDERS' EQUITY AND LIABILITIES						
Shareholders' equity						
Attributable to the equity holders of the Parent Company	9,249.1	10,427.5	9,602.7	13,614.2	15,255.1	14,571.4
Minority interests	0.3	0.3	0.4	9.6	1.2	1.5
Total shareholders' equity	9,249.4	10,427.8	9,603.1	13,623.8	15,256.3	14,572.9
Equity ratio,%	*24*	*27*	*27*	*30*	*33*	*31*
Long-term liabilities						
Non-interest bearing long-term liabilities	189.8	203.4	368.9	90.2	263.6	99.1
Interest bearing long-term liabilities	215.1	253.8	4,906.9	7,365.8	7,617.7	7,635.2
Non-interest bearing provisions	3,624.2	3,586.3	3,536.1	2,117.0	2,181.3	2,449.8
Total long-term liabilities	4,029.1	4,043.5	8,811.9	9,573.0	10,062.6	10,184.1
Current liabilities						
Non-interest bearing current liabilities	9,909.8	9,772.9	9,310.0	11,817.1	11,542.4	11,908.2
Interest bearing current liabilities	15,367.9	14,936.2	7,994.8	10,150.7	9,910.9	9,615.7
Total current liabilities	25,277.7	24,709.1	17,304.8	21,967.8	21,453.3	21,523.9
TOTAL SHAREHOLDERS' EQUITY & LIABILITIES	38,556.2	39,180.4	35,719.8	45,164.6	46,772.2	46,280.9

Notes 3 and 5–8 refer to page 25

Statement of Recognized Income and Expense

MSEK	Jun 30, 2007 Attributable to equity holders of the Parent Company	Jun 30, 2007 Minority interests	Jun 30, 2007 Total	Dec 31, 2006 Attributable to equity holders of the Parent Company	Dec 31, 2006 Minority interests	Dec 31, 2006 Total	Jun 30, 2006 Attributable to equity holders of the Parent Company	Jun 30, 2006 Minority interests	Jun 30, 2006 Total
Net income/expense recognized directly in equity									
Actuarial gains and losses net of tax, all operations	202.2	-	202.2	-8.6	-	-8.6	228.8	-	228.8
Cash flow hedges net of tax, all operations [3]	4.3	-	4.3	14.1	-	14.1	12.9	-	12.9
Net investment hedges, all operations	10.2	-	10.2	354.5	-	354.5	246.3	-	246.3
Translation differences, all operations	98.2	-0.1	98.1	-1,288.8	-1.3	-1,290.1	-1,065.8	-1.1	-1,066.9
Net income/expense recognized directly in equity	312.9	-0.1	312.8	-928.8	-1.3	-930.1	-577.8	-1.1	-578.9
Net income for the period, all operations	465.2	0.0	465.2	850.4	1.6	852.0	898.3	1.8	900.1
Total income/expense for the period	778.1	-0.1	778.0	-78.4	0.3	-78.1	320.5	0.7	321.2

Changes in shareholders' equity is provided in Note 9.

Data per share

SEK	Apr-Jun 2007	Apr-Jun 2006	Jan-Jun 2007	Jan-Jun 2006	Jan-Dec 2006	Jan-Dec 2005
Share price, end of period, continuing operations *	109.00	94.00	109.00	94.00	106.00	90.00
Earnings per share before dilution and before items affecting comparability, continuing operations	1.12	1.54	2.50	2.79	6.00	6.32
Earnings per share before dilution, continuing operations	-0.14	0.48	1.27	1.72	1.41	5.91
Earnings per share before dilution, discontinued operations	-	0.32	-	0.74	0.92	1.52
Earnings per share before dilution, all operations	-0.14	0.80	1.27	2.46	2.33	7.43
Earnings per share after dilution and before items affecting comparability, continuing operations	1.12	1.53	2.50	2.78	5.97	6.24
Earnings per share after dilution, continuing operations	-0.14	0.48	1.27	1.72	1.41	5.84
Earnings per share after dilution, discontinued operations	-	0.31	-	0.72	0.90	1.47
Earnings per share after dilution, all operations	-0.14	0.79	1.27	2.44	2.31	7.31
Dividend	-	-	-	-	3.10	3.50
P/E-ratio after dilution and before items affecting comparability, continuing operations	-	-	-	-	18	14
Number of shares outstanding	365,058,897	365,058,897	365,058,897	365,058,897	365,058,897	365,058,897
Average number of shares outstanding	365,058,897	365,058,897	365,058,897	365,058,897	365,058,897	365,058,897
Number of shares after dilution	365,058,897	375,015,400	365,058,897	375,015,400	379,614,554	375,015,400
Average number of shares after dilution	367,938,038	375,015,400	373,744,040	375,015,400	376,165,189	378,712,105

* *The share price was recalculated after the dividend of Securitas Direct AB and Securitas Systems AB.*

Notes 3 and 9 refer to pages 25 and 26.

Segment overview January – June 2007 and 2006

The Group has changed its segment reporting structure effective January 1, 2007 and the primary segments now comprise: Security Services North America, Security Services Europe, Mobile and Monitoring, Other and Loomis. Further information is provided under the section for each division and under Accounting principles on page 18.

Comparatives have been restated to reflect the change in segment structure.

January – June 2007 MSEK	Security Services North America	Security Services Europe	Mobile and Monitoring	Other	Eliminations	Security Services	Loomis	Eliminations	Group
Sales, external	10,466	12,265	2,265	214	-	25,210	5,590	-	30,800
Sales, intra-group	-	0	76	-	-65	11	2	-13	-
Total sales	10,466	12,265	2,341	214	-65	25,221	5,592	-13	30,800
Organic sales growth, %	*4*	*8*	*7*	-	-	*6*	*1*	-	*5*
Operating income before amortization	525	647	263	-112	-	1,323	283	-	1,606
Operating margin, %	*5.0*	*5.3*	*11.2*	-	-	*5.2*	*5.1*	-	*5.2*
Amortization of acquisition related intangible fixed assets	-8	-15	-19	-4	-	-46	-6	-	-52
Acquisition related restructuring costs	-	0	-1	-	-	-1	-	-	-1
Items affecting comparability	50	-	-	-	-	50	-245	-	-195
Operating income after amortization	567	632	243	-116	-	1,326	32	-	1,358

January – June 2006 MSEK	Security Services North America	Security Services Europe	Mobile and Monitoring	Other	Eliminations	Security Services	Loomis	Eliminations	Group
Sales, external	10,897	11,136	2,075	142	-	24,250	5,723	-	29,973
Sales, intra-group	-	3	84	-	-67	20	2	-22	-
Total sales	10,897	11,139	2,159	142	-67	24,270	5,725	-22	29,973
Organic sales growth, %	*8*	*6*	*3*	-	-	*6*	*8*	-	*6*
Operating income before amortization	528	597	268	-138	-	1,255	383	-	1,638
Operating margin, %	*4.8*	*5.4*	*12.4*	-	-	*5.2*	*6.7*	-	*5.5*
Amortization of acquisition related intangible fixed assets	-16	-10	-13	-1	-	-40	-7	-	-47
Acquisition related restructuring costs	-	0	-	-	-	0	-	-	0
Items affecting comparability	-	-	-	-26	-	-26	-373	-	-399
Operating income after amortization	512	587	255	-165	-	1,189	3	-	1,192

Notes

Note 1 Organic sales growth

The calculation of organic sales growth (and the specification of currency changes on operating income and income before taxes) is specified below:

Sales, MSEK	Apr – Jun 2007	Apr – Jun 2006	%
Total sales	15,583	15,028	4
Acquisitions/Divestitures	-279	-	
Currency change from 2006	390	-	
Organic sales	15,694	15,028	4

Sales, MSEK	Jan – Jun 2007	Jan – Jun 2006	%
Total sales	30,800	29,973	3
Acquisitions/Divestitures	-514	-	
Currency change from 2006	1,184	-	
Organic sales	31,470	29,973	5

Operating income, MSEK	Apr – Jun 2007	Apr – Jun 2006	%
Operating income	783	829	-6
Currency change from 2006	25	-	
Operating income	808	829	-3

Operating income, MSEK	Jan – Jun 2007	Jan – Jun 2006	%
Operating income	1,606	1,638	-2
Currency change from 2006	71	-	
Operating income	1,677	1,638	2

Income before taxes, MSEK	Apr – Jun 2007	Apr – Jun 2006	%
Income before taxes	403	258	56
Currency change from 2006	13	-	
Income before taxes	416	258	61

Income before taxes, MSEK	Jan – Jun 2007	Jan – Jun 2006	%
Income before taxes	1,097	913	20
Currency change from 2006	51	-	
Income before taxes	1,148	913	26

Note 2 Other operating income

Other operating income comprises of trademark fees from Securitas Direct AB and Securitas Systems AB

Note 3 Revaluation of financial instruments

MSEK	Apr-Jun 2007	Apr-Jun 2006	Jan-Jun 2007	Jan-Jun 2006	Jan-Dec 2006	Jan-Dec 2005
Recognized in the statement of income						
Revaluation of financial instruments	3.6	-8.2	3.3	-10.0	-35.6	36.2
Deferred tax	-1.0	2.3	-0.9	2.8	10.0	-10.1
Impact on net income	2.6	-5.9	2.4	-7.2	-25.6	26.1
Recognized via statement of recognized income and expense						
Cash flow hedges	14.0	2.9	6.0	17.9	19.6	15.6
Deferred tax	-4.1	-0.8	-1.7	-5.0	-5.5	-4.4
Cash flow hedges net of tax	9.9	2.1	4.3	12.9	14.1	11.2
Total revaluation before tax	17.6	-5.3	9.3	7.9	-16.2	51.8
Total deferred tax	-5.1	1.5	-2.6	-2.2	4.5	-14.5
Total revaluation after tax	12.5	-3.8	6.7	5.7	-11.7	37.3

The amount disclosed in the specification of Change in net debt on page 22 is the total revaluation before tax

Note 4 Free cash flow, %

Free cash flow as a percent of adjusted income (operating income before amortization adjusted for financial income and expense and current taxes).

Note 5 Operating capital employed as % of sales, continuing operations

Operating capital employed as a percentage of total sales adjusted for the full year sales of acquired entities.

Note 6 Return on operating capital employed, %, continuing operations

Operating income before amortization (rolling 12 months) plus items affecting comparability (rolling 12 months) as percent of the average balance of operating capital employed

Note 7 Return on capital employed, %, continuing operations

Operating income before amortization (rolling 12 months) plus items affecting comparability (rolling 12 months) as percent of closing balance of capital employed excluding shares in associated companies.

Note 8 Net debt equity ratio/multiple, all operations

Net debt in relation to shareholders' equity.

Note 9 Changes in shareholders' equity

MSEK	Jun 30, 2007 Attributable to equity holders of the Parent Company	Jun 30, 2007 Minority interests	Jun 30, 2007 Total	Dec 31, 2006 Attributable to equity holders of the Parent Company	Dec 31, 2006 Minority interests	Dec 31, 2006 Total	Jun 30, 2006 Attributable to equity holders of the Parent Company	Jun 30, 2006 Minority interests	Jun 30, 2006 Total
Opening balance January 1, 2007/2006	**9,602.7**	**0.4**	**9,603.1**	**14,571.4**	**1.5**	**14,572.9**	**14,571.4**	**1.5**	**14,572.9**
Actuarial gains and losses net of tax, all operations	202.2	-	202.2	-8.6	-	-8.6	228.8	-	228.8
Cash flow hedges net of tax, all operations	4.3	-	4.3	14.1	-	14.1	12.9	-	12.9
Net investment hedges, all operations	10.2	-	10.2	354.5	-	354.5	246.3	-	246.3
Translation differences, all operations	96.2	-0.1	96.1	-1,288.8	-1.3	-1,290.1	-1,065.8	-1.1	-1,066.9
Net income /expense recognized directly in equity	**312.9**	**-0.1**	**312.8**	**-928.8**	**-1.3**	**-930.1**	**-577.8**	**-1.1**	**-578.9**
Net income for the period, all operations	465.2	0.0	465.2	850.4	1.6	852.0	898.3	1.8	900.1
Total income/expense for the period	**778.1**	**-0.1**	**778.0**	**-78.4**	**0.3**	**-78.1**	**320.5**	**0.7**	**321.2**
Transactions with minority interrests	-	-	-	-	-	-	-	7.4	7.4
Dividend paid to the shareholders of the Parent Company	-1,131.7	-	-1,131.7	-1,277.7	-	-1,277.7	-1,277.7	-	-1,277.7
Dividend of net assets in Direct and Systems	-	-	-	-3,612.6	-1.4	-3,614.0	-	-	-
Closing balance June 30/December 31, 2007/2006	**9,249.1**	**0.3**	**9,249.4**	**9,602.7**	**0.4**	**9,603.1**	**13,614.2**	**9.6**	**13,623.8**

Note 10 Additional information regarding Loomis Cash Management

Loomis Cash Management's contribution to the Group's balance sheet amounts to:

MSEK	Jun 30, 2007
Operating fixed assets	384.0
Accounts receivable	76.5
Other assets	147.7
Other liabilities	103.0
Operating capital employed	**485.2**
Goodwill	-
Acquisition related intangible fixed assets	-
Capital employed	**485.2**

This excludes the provisions made of MSEK 824 in the fourth quarter 2006 and MSEK 206 in the second quarter 2007, but includes assets and liabilities that will remain with LCM when the balance sheet items relating to the business that will be transferred to HSBC and Barclays have been transferred

Parent Company

Income

MSEK	Jan – Jun 2007	Jan – Jun 2006
Administrative contribution and other revenues	198.4	233.2
Gross income	**198.4**	**233.2**
Administrative expenses	-153.3	-181.9
Operating Income	**45.1**	**51.3**
Financial income and expenses	-66.3	1,235.9
Income after financial items	**-21.2**	**1,287.2**
Appropriations	-0.7	-0.9
Income before taxes	**-21.9**	**1,286.3**
Taxes	-5.0	-9.9
Net income for the period	**-26.9**	**1,276.4**

Balance

MSEK	Jun 30, 2007	Dec 31, 2006
ASSETS		
Fixed assets		
Shares in subsidiaries	51,614.8	51,580.5
Shares in associated companies	-	163.8
Other non-interest bearing fixed assets	107.1	105.5
Interest bearing financial fixed assets	33.9	1,181.9
Total fixed assets	**51,755.8**	**53,031.7**
Current assets		
Non-interest bearing current assets	1,076.7	2,007.1
Other interest bearing current assets	12,902.2	11,158.2
Liquid funds	2,666.1	813.3
Total current assets	**16,645.0**	**13,978.6**
TOTAL ASSETS	**68,400.8**	**67,010.3**
SHAREHOLDERS' EQUITY AND LIABILITIES		
Shareholders' equity		
Restricted equity	7,727.7	7,727.7
Non-restricted equity	16,128.3	17,225.9
Total shareholders' equity	**23,856.0**	**24,953.6**
Untaxed reserves	**0.7**	**0.1**
Long-term liabilities		
Non-interest bearing long-term liabilities/provisions	86.9	55.4
Interest bearing long-term liabilities	-	4,575.6
Total long-term liabilities	**86.9**	**4,631.0**
Current liabilities		
Non-interest bearing current liabilities	480.2	471.9
Interest bearing current liabilities	43,977.0	36,953.7
Total current liabilities	**44,457.2**	**37,425.6**
TOTAL SHAREHOLDERS' EQUITY AND LIABILTIES	**68,400.8**	**67,010.3**

82-34719

Securitas – a World Leader in Security

Securitas provides security solutions comprising guarding services and technical solutions, alarm monitoring, and cash handling services. The Group has about 215,000 employees and operates in 30 countries mainly in Europe and North America.

SECURITAS

Integrity Vigilance Helpfulness

Securitas AB, P.O. Box 12307, SE-102 28 Stockholm, Sweden
Tel +46 8 657 74 00, Fax + 46 8 657 70 72
www.securitas.com
Visiting address: Lindhagensplan 70

Corporate registration number 556302–7241

END